January 12, 2024

Robert Arzonetti & Tonya Aldave

Office of Finance

Division of Corporation Finance

Re:	Compound Real Estate Bonds, Inc.

Form 1-A

Filed January 12, 2024

File No. 024-11848

Mr. Arzonetti & Ms. Aldave:

Please see below for responses to the Division’s letter dated December 22, 2023 regarding the above captioned matter. All questions have been addressed in the Fourth Amended Preliminary Offering Circular on Form 1-A, filed January 12, 2024 (“Fourth Amended POC”), as further herein detailed.

General

1. We note your response to our prior comment 1 and revised risk factor disclosure. While we do not have any further comments at this time regarding your response, please understand that our decision not to issue additional comments on this topic should not be interpreted to mean that we either agree or disagree with your analysis with respect to this matter.

We note your response and understand that the fact that the Staff is not passing on the merits of the Company’s analysis or indicating its approval to the Company’s conduct to date.

Risk Factors

We have potential liability arising out of a potential violation of Section 5, page 14

2. Please revise this risk factor to disclose the total number and value of securities sold on or after September 19, 2023, the date when your financial statement became stale.

The Company has updated the indicated risk factor to address this comment.

We may have potential liability arising out of a possible violation of Section 5, page 16

3. Please revise this risk factor and the first risk factor on page 14 to refer consistently to the offering circular, as opposed to a registration statement.

The Company has updated the indicated risk factor to address this comment.

Operations - Administrative Services Agreement with Compound Administrative Services LLC, page 44

4. We note disclosure of the Administrative Services Agreement you entered into with Compound Administrative Services LLC (“CAS”) on March 17, 2022 and subsequently amended on December 13, 2023. We also note disclosure that as of November 1, 2023, your share of expenses incurred by CAS which will ultimately be invoiced at year end, 2023 is estimated to be approximately $70,000. Please tell us and revise your filing to disclose the expenses accrued pursuant to this Administrative Services Agreement for each period presented. In addition, as of the date of your response, explain how these amounts were determined, and clearly label these expenses as related party expenses, as applicable.

As of June 30, 2023, the Company’s share of expenses incurred by Compound Administrative Services was $63,458, which are now recognized as expenses of the Company and give rise to corresponding increases in the amount due to related parties in the Company’s unaudited June 30, 2023 financial statements. As disclosed in Note 9 to the Company’s unaudited financial statements, the expenses as of June 30, 2023 break down as follows:

Expenses	CAS
Legal	7,582
Other General and Administrative	1,940
Other Professional	8,018
Advertising and Marketing	28,724
Software Development & Maintenance	17,193
Total	63,458

These amounts were determined by compiling the actual expenses incurred by CAS for the benefit of CREB till 30th June 2023.

As of November 30, 2023, the Company’s share of expenses incurred by Compound Administrative Services which will ultimately be invoiced at year end, 2023 is estimated amount to be approximately $70,000. This estimate was determined by examining the amount and trend of the actual expenses incurred by CAS for the benefit of CREB during the year.

Interest of Management and Others in Certain Transactions, page 52

5. We note your revised disclosure that between January 1, 2022 and June 30, 2022, CAS paid professional expenses on your behalf totaling $5,310. However, we also note disclosure on page F-22 that these amounts were incurred and paid by CAS during 2023. Please revise your filing to consistently disclose and reflect in your financial statements when these transactions were incurred and paid by CAS.

The dates in the disclosures on page 54 of the Fourth Amended POC have been corrected from 2022 to 2023.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC